UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 0-22055

CUSIP Number 87305 U102

(Check one) :	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended September 30, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

IDO Security Inc.

Full Name of Registrant

7875 SW 40th Street, Suite 224

Address of Principal Executive Office

Miami, Florida 33155-3510

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the three months ended September 30, 2014 could not be filed by the prescribed due date of November 14, 2014 because registrant has extremely limited resources and, accordingly, was unable to timely finalize its treatment and disclosure of certain material events that occurred during the quarter. As a result, the review of registrant’s financial statements for the three months ended September 30, 2014 is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before November 19, 2014.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Magdiel Rodriguez, Chief Executive Officer (954) 278-8037

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒   No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

  For the nine months ended September 30, 2013, the registrant had revenues of $15,043, and a net loss of $4,620,552. For the nine months ended September 30, 2014, the registrant currently estimates that it had revenues of $0 and a net loss of approximately $3 million. Results for the nine months ended September 30, 2014 remain subject to further adjustment.

The decrease in revenues for the nine months ended September 30, 2014 as compared to the corresponding period in 2013 is primarily attributable to a deficiency of needed capital for building and assembling inventory units as well as an associated decrease in marketing activities. The net loss for the nine months ended September 30, 2014 is primarily attributable to the following: (i) selling, general and administrative expenses incurred related to building the business, (ii) interest expense incurred on debt, (iii) dividends on preferred stock treated as interest expense for accounting purposes and (iv) amortization of debt discounts related to the issuances of debt and preferred stock.

 This Notification of Late Filing on Form 12b-25 contains forward-looking statements, including forward-looking statements relating to the Registrant's financial results for the nine months ended September 30, 2014. These statements are based on management's current expectations and involve a number of risks and uncertainties, including risks described in our filings with the Securities and Exchange Commission. The Registrant's actual results may differ materially from the Registrant's anticipated or expected results and the results in the forward-looking statements.

IDO Security Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2014	By:	/s/ Magdiel Rodriguez
Magdiel Rodriguez
Chief Executive Officer